Mail Stop 3561

November 21, 2008

Joseph M. Joyce, Esq.
Senior Vice President, General Counsel and Assistant Secretary
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, Minnesota 55423

> **Re: Best Buy Co., Inc.**
> **Registration Statement on Form S-4**
> **Filed October 28, 2008**
> **File No. 333-154796**

Dear Mr. Joyce:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 16

1. Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Private Securities Litigation Reform Act, that Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

Description of the Notes, page 32

Global Notes; Book-Entry System, page 48

Certain Book-Entry Procedures for the Global Notes, page 48

2. You disclose that you "obtained the information in this section and elsewhere in [the] prospectus concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that [you] believe are reliable, but [you] take no responsibility for the accuracy of any of this information …." You may not qualify the accuracy of the information you provide in your registration statement. Therefore, please remove this sentence. Further, if there is information in this document that you do not believe is reliable, accurate, or complete, please remove that information as well.

Item 22. Undertakings, page II-2

3. Please revise to include the undertakings required by Items 512(a)(5)(i) and 512(b) of Regulation S-K.

Exhibit Index, page II-6

4. We note that you filed as Exhibit 99.1 to your Current Report on Form 8-K/A, dated June 30, 2008, filed with us on September 12, 2008 and incorporated by reference into the registration statement, a report of Deloitte & Touche LLP dated 12 September 2008 relating to the audited consolidated financial statements of Best Buy Europe Distributions Limited. Please tell us how you determined that no consent of Deloitte & Touche LLP is required to be filed as an exhibit to your registration statement relating to this report.

Exhibit 5.1 and 5.2 Opinions

5. It is not appropriate for counsel to assume that the officers of the registrant have the legal capacity or competency to sign the instruments or documents examined or relied upon by counsel. This assumption assumes a conclusion of law, which is a necessary requirement of the ultimate legality opinion. Please remove this assumption.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Glenn M. Reiter, Esq.
Simpson Thacher & Bartlett LLP
Facsimile: (212) 455-2502